E: Lou@bevilacquapllc.com

T: 202.869.0888

W: bevilacquapllc.com

May 13, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn: Michael Purcell, Laura Nicholson, Brian McAllister and Shannon Buskirk

Re:	Toppoint Holdings Inc.

Draft Registration Statement on Form S-1

Submitted February 5, 2024

CIK No. 0001960847

Ladies and Gentlemen:

We hereby submit the responses of Toppoint Holdings Inc. (the “Company”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission set forth in the Staff’s letter, dated March 1, 2024, providing the Staff’s comments with respect to the Company’s Draft Registration Statement on Form S-1. Concurrently with the submission of this letter, the Company is filing the Amendment No.1 to the Draft Registration Statement on Form S-1 (the “Registration Statement”) via EDGAR with the Commission.

For the convenience of the Staff, each of the Staff’s comments is included followed by the corresponding response of the Company.  Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Draft Registration Statement on Form S-1 Submitted on February 5, 2024

Prospectus Summary, page 1

1.	We note your disclosure that you have "risen to become integral in the New Jersey and Pennsylvania regional trucking market for waste paper and metal." Please revise to explain what you mean by your statement that you are "integral" to the regional trucking market.

Response: In response to the Staff’s comment, we respectfully advise the Staff that we have revised to state that “We have become a key player in the New Jersey and Pennsylvania regional trucking market for waste paper, evidenced by our significant market share where we accounted for approximately 34% of the waste paper export drayage volumes through New Jersey’s ports and approximately 30% through Philadelphia’s ports, according to data sourced from IHS Markit. In addition to waste paper, our portfolio also includes the shipment of scrap metal and wooden logs from large waste companies, recycling centers and commodity traders to the ports of Newark, NJ, and Philadelphia, PA.”

2.	We note your disclosure that you “continue to expand [y]our footprints domestically and internationally.” Please revise to clarify whether you currently have any international operations.

Response: In response to the Staff’s comment, we respectfully advise the Staff that we currently do not have any international operations. We revised the disclosure to state that “We continue to expand our footprints domestically and have ventured into the recycling export transport market of Tampa and Miami, FL, and Baltimore, MD in 2023. We intend to explore the international market in Canada, the United Kingdom and Australia in the near future.”

1050 Connecticut Ave., NW, Suite 500

Washington, DC 20036

PG. 2 May 13, 2024

3.	We note your reference on page 1 and elsewhere to “[y]our drivers.” Please revise to clarify the nature of your relationship with such drivers, such as whether such drivers are your employees, or whether they provide services to you under other arrangements. In that regard, we note your disclosure on page 13 regarding “[y]our independent contractor drivers.” In addition, please describe the material terms of your agreements with the drivers.

Response: In response to the Staff’s comment, we respectfully advise the Staff that we updated the terminology throughout the Registration Statement, changing all references from “our drivers” to “independent contractor drivers.” Additionally, we added disclosures summarizing material terms of our agreements with independent contractor operators under “Business—Employees and Human Capital—Owner-Operators.”

4.	We note your reference on page 1 to “[y]our growing fleet.” Please revise to clarify the nature of your contractual rights to the use of such trucks. For example, it is not clear whether you own or lease such trucks, or whether your operations rely on the use of such trucks through independent contractors.

Response: In response to the Staff’s comment, we respectfully advise the Staff that we rely on the use of such trucks through independent contractors. We have revised our disclosures to clarify the nature of our contractual rights to the use of such trucks under “Business—Equipment We Use.”

Management's Discussion and Analysis of Financial Condition and Results of Operations Results of Operations, page 34

5.	We note your discussion under the heading ‘Our Competitive Strengths’ on page 43, you use proprietary analytics systems to measure performance of revenue growth, revenue per client, profit margin, client retention rate, warehouse costs, employee turnover and accountability key performance indicator outperformance. Your corporate website also discloses the transport of nearly 450,000 tons of paper and recycled carboard annually. If these metrics are used by management to manage the business, and promote an understanding of the company's operating performance, they should be identified as key performance indicators and discussed pursuant to Item 303(a) or Regulation S-K and Section III.B.1 of SEC Release No. 33-8350. Please tell us your consideration of disclosing these metrics, or other key performance indicators used.

Response: In response to the Staff’s comment, we respectfully advise the Staff that we have reevaluated the metrics used by management in managing the business and monitoring the Company’s operating performance. As a result, we revised to include Number of Loads Completed, or NLC, as a key performance indicator in addition to the measures presented in our consolidated financial statements.

6.	On page 46 you disclose that you received approximately 20% to 40% of gross profits earned per load under the brokerage services model. Please tell us how the remaining gross profits you earn are generated. If these gross profits are attributable to other business service models and there are differences between profitability levels, tell us how you considered the need for your discussion to subdivide business service models on the basis they may be necessary to an understanding of your consolidated business. See Item 303(b) of Regulation S-K.

Response: In response to the Staff’s comment, we respectfully advise the Staff that we deleted that disclosure on page 46.

PG. 3 May 13, 2024

7.	Given you do not present gross profit or gross profit margin in your financial statements or that the changes in this measure are not separately discussed in MD&A, please expand management’s discussion to explain how you define gross profit, gross profit margin, and its components, why you believe your use of this measure is useful, and why it is meaningful to an investor and users of your financial statements.

Response: In response to the Staff’s comment, we respectfully advise the Staff that gross profit is calculated as the revenue earned from the customer minus the sum of the payment to the independent contractor drivers plus operating cost associated with servicing the customer (repairs, insurance, parking, tolls, landfill fees, parts, registration, fines, compliance, etc.). We have added discussion on gross profit and gross profit margin in MD&A.

8.	We note disclosures at page 34 describe that the COVID-19 pandemic adversely affected your business when COVID-19 lockdown policies limited access to Asian markets, creating a reduced demand for recycled paper, metal, and other commodities transported for export and recycling. Expand your disclosures to clarify the financial periods during which your operations were adversely impacted. To the extent possible please quantify the impact this event had on your business, if such effects impacted the financial periods presented in your filing.

Response: In response to the Staff’s comment, we respectfully advise the Staff that we have expanded our disclosures to clarify the financial period during which our operations were adversely impacted. Specifically, we added that “[s]ince a lion’s share of our revenue has come from transporting waste paper products to U.S. ports for export, our operations were adversely affected when Asian countries, particularly People’s Republic of China (“China”) which has historically been a top importer of U.S. waste materials, imposed lockdown policies to contain the COVID-19 pandemic and closed or limited access to their ports for approximately three weeks in 2020. During this period, our transport volume dropped to nearly zero. However, with reduced export demand, waste materials that would have been shipped to Asian countries piled up in storage facilities and landfills in the U.S., and waste material export demand quickly rebounded to keep up with the backlog of recycled paper and other waste materials accumulated during the three-week period after Asian countries eased lockdowns and other restrictive COVID-19 measures. As a result, our operating results have not been adversely impacted by the COVID-19 pandemic.”

Liquidity and Capital Resources, page 35

9.	Please expand your discussion to analyze the material cash requirements and the applicable relevant time periods for all known contractual and other obligations. We refer you to Item 303(b)(1) of Regulation S-K.

Response: In response to the Staff’s comment, we respectfully advise the Staff that we added discussion to analyze the material cash requirements and the applicable relevant time periods for all known contractual and other obligations.

Corporate History and Structure, page 38

10.	We note your disclosure that on the date of incorporation, you issued shares of common stock to four investors, and on the same date, those investors entered into a voting agreement with your founder and Chief Executive Officer. If any such investor is a related person under Item 404 of Regulation S-K, please provide the information required by such item.

Response: In response to the Staff’s comment, we respectfully advise the Staff that none of these four investors is a family member of Mr. Hok C Chan, our founder and Chief Executive Officer, or otherwise a related person under Item 404 of Regulation S-K. Mr. Chan views these individuals as successful business experts who can contribute to the Company’s growth, especially in international markets.

Business, page 43

11.	Please provide any material information regarding the lease-purchase program that you reference on page 13.

Response: In response to the Staff’s comment, we respectfully advise the Staff that we removed the accidental references to lease-purchase programs, as we have not adopted lease-purchase programs.

Our Technology, page 46

PG. 4 May 13, 2024

12.	We note you have developed a proprietary dispatch system that records, analyzes and displays every aspect of each shipment. To the extent material, please revise your disclosure to describe any patents, trademarks, licenses, franchises, and concessions held. See Item 101(h)(4)(vii) of Regulation S-K.

Response: In response to the Staff’s comment, we respectfully advise the Staff that we revised to disclose that we do not hold any patents, trademarks, licenses, franchises, or concessions regarding our proprietary dispatch system.

Executive Compensation, page 56

13.	We note your disclosure that the company entered into a Services Agreement with 4 John Trucking, a corporation controlled by John Feliciano III, your Chief Financial Officer and a director, pursuant to which 4 John Trucking provided certain administrative and operational services to you, in consideration of 750,000 shares of common stock on January 1, 2024. We also note your disclosure on page 60 regarding consulting fees paid to 4 John Trucking for the years ended December 31, 2023 and 2022. If the purpose of such transactions is to furnish compensation to Mr. Feliciano as a named executive officer or director, please disclose such compensation under Item 402 of Regulation S-K. Refer to Item 402(m)(1) of Regulation S-K.

Response: In response to the Staff’s comment, we respectfully advise the Staff that all the consulting fees were allocated directly to settle accounts payable of the Company, and 4 John Trucking did not earn a commission, premium or margin from these transactions. As a result, these payments did not constitute or generate any personal compensation for Mr. Feliciano III from the Company for the years ended December 31, 2023 and 2022. In addition, on February 28, 2024, the Company entered into a Rescission Agreement with 4 John Trucking, pursuant to which the Company and 4 John Trucking agreed to rescind, ab initio, the transfer of 750,000 shares from Mr. Hok C. Chan to Mr. John Feliciano III. We have updated the disclosure accordingly.

Consolidated Balance Sheet, page F-3

14.	State on the face of the balance sheet the number of preferred shares authorized, issued and outstanding. See Rule 5-02.28 of Regulation S-X.

Response: In response to the Staff’s comment, we respectfully advise the Staff that we revised to state on the face of the balance sheet the number of preferred shares authorized, issued and outstanding.

Consolidated Statement of Operations, page F-4

15.	Expand your footnotes to address the nature and types of costs classified within the costs of revenue line item, such as purchased transportation services, etc. and disclose your accounting policy for those costs. We refer you to Rule 5-03(b)2 of Regulation S-X and ASC 235-10-50-1.

Response: In response to the Staff’s comment, we respectfully advise the Staff that we have expanded our footnotes to address the nature and types of costs classified within the costs of revenue line item and disclosed our accounting policy for those costs.

16.	Expand your footnotes to describe the nature and sources of other income. We note the forgiveness of the PPP Loan as discussed in Note 4 accounts for $29,075 of the $62,899 total other income balance. Refer to Rule 5-03(b)7 of Regulation S-X.

Response: In response to the Staff’s comment, we respectfully advise the Staff that we have revised to add description of the nature and sources of other income.

Note 2: Summary of Significant Accounting Policies Revenue Recognition, page F-8

PG. 5 May 13, 2024

17.	Please explain why your recognition of revenue at a point in time rather than over time is appropriate. As part of your response, tell us how you considered the guidance in ASC 606-10-25-27, ASC 606-10-55-5 and 55-6 in determining your accounting treatment. To the extent you determine that your performance obligation is satisfied over time, expand to disclose the requirements of ASC 606-10-50-12 to 15.

Response: In response to the Staff’s comment, we respectfully advise the Staff that we have expanded the footnote relating to revenue recognition.

18.	You disclose that you recognize revenue in the gross amount. Please expand your disclosure to explain how you determined gross reporting of freight transportation services provided by independent contractors is appropriate pursuant to the principal versus agent guidance at ASC 606-10-25-25 and 606-10-55-36 through 40. Specifically address how you considered the definition of control and how you are directing independent contractors.

Response: In response to the Staff’s comment, we respectfully advise the Staff that we revised to explain how we determined gross reporting of freight transportation services provided by independent contractors and to describe how we considered the definition of control and how we direct independent contractors.

19.	Your disclosures on page 45 describe the brokerage services you provide as a method to assist drivers to convert into owner-operators. The brokerage service concept appears to differ from the transportation services you provide for other commodities, specifically the other verticals identified on page 42. Expand your footnote to discuss how revenues are earned and accounted for under these brokerage services, with reference to applicable accounting guidance.

Response: In response to the Staff’s comment, we respectfully advise the Staff that we revised our vertical categories to clarify the services we provide. We operate on a brokerage model in the sense that we do not own trucks but instead rely on independent contractor owner-operators to provide trucks. Our strength lies in the effective conversion of drivers into owner-operators by means of training and captured market share. Additionally, to a small extent, from time to time, we provide logistics brokerage services for loads not handled by our fleet, which include loads for plastic and specialty commodities, as well as those involving major ports in California, Georgia, South Carolina, Texas and Illinois and commercial rail lines. In these instances, we assist customers in hiring “outside trucks”—namely trucks not bearing our DOT identification number—for their transportation needs and typically pay a higher rate to such drivers. Therefore, our revenues across the revised four verticals are recognized using the same accounting method.

20.	Please expand your disclosures to clarify how "broker" is considered a type of commodity under your disaggregation of revenue on page F-8. Furthermore, we note no revenues were derived from brokerage services during fiscal year 2022. However, you have disclosed on page 46 that certain amounts of gross profits have been earned under the brokerage model. Expand your disclosures to explain these conflicting statements.

Response: We revised to explain that, from time to time, we offer logistics brokerage solutions for loads not handled by our fleet. In these instances, we assist customers in hiring “outside trucks”—namely trucks not bearing our DOT identification number—for their transportation needs and typically pay a higher rate to such drivers due to the fact that we do not carry the same level of liability or operating costs we do with the trucks under our authority. We typically only hire “outside trucks” occasionally for plastic and specialty commodities, as well as those involving major ports in California, Georgia, South Carolina, Texas and Illinois and commercial rail lines.

Notes to Consolidated Financial Statements Note 7 - Income Taxes, page F-12

PG. 6 May 13, 2024

21.	Please provide disclosure to address the nature of the opening balance sheet adjustment of 4.15% to the statutory rate in the reconciliation to the effective income tax rate.

Response: In response to the Staff’s comment, we respectfully advise the Staff that we revised to address the nature of the opening balance sheet adjustment of 4.15% to the statutory rate in the reconciliation to the effective income tax rate.

Exhibits

22.	Please file as an exhibit a list of all subsidiaries of the registrant. See Item 601(b)(21) of Regulation S-K.

Response: In response to the Staff’s comment, we respectfully advise the Staff that we added Exhibit 21.1 pursuant to Item 601(b)(21) of Regulation S-K.

General

23.	Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications.

Response: We respectfully advise the Staff that neither we nor anyone on our behalf have presented any written communications to potential investors.

PG. 7 May 13, 2024

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact Louis A. Bevilacqua of Bevilacqua PLLC at (202) 869-0888 (ext. 100) or Hok C Chan, Chief Executive Officer of Toppoint Holdings Inc. at (551) 866-1320.

Sincerely,

/s/ Louis A. Bevilacqua, Esq.
Louis A. Bevilacqua, Esq.
Bevilacqua PLLC

cc:	Hok C Chan, Toppoint Holdings Inc.